Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Kettlebread Franchising Corporation
491 College Highway
Southwick, MA 01077
https://www.kettlebread.com/

Up to $1,070,000.00 in Common Stock at $1.25
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Kettlebread Franchising Corporation
Address: 491 College Highway, Southwick, MA 01077
State of Incorporation: DE
Date Incorporated: March 10, 2022

Terms:

Equity

Offering Minimum: $10,000.00 | 8,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 856,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.25
Minimum Investment Amount (per investor): $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based:

Friends and Family Early Birds

Invest within the first 3 days and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within days 4-10 and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within days 11-24 and receive an additional 10% bonus shares.

Amount-Based:

$250 | Bronze Kettle Investor

Invest $250 or more and receive a $25 Kettlebread Gift Card + access to special discount codes and promotions.

$500 | Silver Kettle Investor

Invest $500 or more and receive 5% bonus shares + $75 Kettlebread Gift Card + **"Suspiciously Awesome"** sports tee + special discount codes and promotions.

$1,000 | Gold Kettle Investor

Invest $1,000 or more and receive 7% bonus shares + $100 Kettlebread Gift Card + **"Suspiciously Awesome"** hoodie + access to special discount codes and promotions.

$2,500 | Platinum Kettle Investor

Invest $2,500 or more and receive 10% bonus shares + $150 Kettlebread Gift Card + **"Suspiciously Awesome"** limited edition track jacket + access to special discount codes and promotions.

$5,000 | Diamond Kettle Investor

Invest $5,000 or more and receive 12% bonus shares + $150 Kettlebread Gift Card + **"Suspiciously Awesome"** limited edition track jacket + one year (non transferable) 25% discount (up to $1,000 net) + access to special discount codes and promotions.

$10,000 | Black Kettle Investor

Invest $10,000 or more and receive 15% bonus shares + $150 Kettlebread Gift Card + **"Suspiciously Awesome"** limited edition track jacket + one year (non transferable) 50% discount (up to $1,000 net) + access to special discount codes and promotions.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Kettlebread Franchising Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Kettlebread Franchising Corporation was formed to acquire the assets and IP of Kettlebread Enterprises, Inc. as a wholly-owned subsidiary and to franchise the business model of a Kettlebread Deli Restaurant in the state of Massachusetts, Connecticut, and beyond. The Kettlebread Deli business model is an upscale fast-casual premium sandwich shop featuring its novel sourdough/ciabatta sandwich loaves.

The intellectual property included in the acquisition of Kettlebread Enterprises included, but may not be limited to the following:

~The Kettlebread name, design, logos, and any registered trademarks associated with the same.

~Recipes, processes, and any patents associated with the same used in creating our product.

~Our IT ecosystem, which includes menu engineering and product price analysis, vendor bid acquisition and tracking to ensure the most competitive pricing on ingredients and supplies, inventory management, time and attendance system, human resources and scheduling, kitchen display system, point of sale system, digital interior menus, dynamically generated website, employee portal app, web app for online ordering

Kettlebread Enterprises operates one Kettlebread Deli location at 491 College Highway, Southwick, MA 01077. Kettlebread Enterprises does not operate any other Kettlebread Deli locations at this time.

Funds will flow between Kettlebread Enterprises and Kettlebread Franchising Corporation via a standard debit/credit account, reconciled at the end of each month, to facilitate various transactions such as royalties due to KFC, proceeds of Gift Card

Sales to KFC, remittance of redeemed gift cards to KE, improvement loans made to KE and the interest and payments of the principled of any such loans to KFC. At the end of every month, this DR/CR account will net to a balance due to or from KFC to be satisfied by check payment.

Part of our goal is to expand the kitchen of Kettlebread Enterprises, which the parent company will fund in the form of an interest-bearing loan.

Kettlebread Enterprises may, from time to time, pay Kettlebread Franchising Corporation a royalty fee equal to 6% of gross sales.

Our mission is to open multiple locations in our region to create and leverage economies of scale with a centralized bakery, prep operation, and administrative services. In addition, Kettlebread seeks to offer its system as a franchise and grow a franchise network of brick and mortar stores and cloud kitchens across Massachusetts, Connecticut, and beyond.

Competitors and Industry

Kettlebread competes with moderately-priced to higher-priced fast-casual restaurant models. Examples of dominant players in this space would include Panera Bread, Chipotle, or Au Bon Pain. Less direct competitors would be comprised of lower-end lunch destinations such as Subway, Quiznos, Blimby, and Jersey Mikes.

According to Allied Market Research, in 2019, the fast-casual market was valued at $125.6 billion and expected to expand with a CAGR of 10.6% between 2021 and 2027 reaching up to $209 billion. The leading segment within the fast-casual space has been sandwiches and burgers, and that segment is expected to maintain that dominance.

Current Stage and Roadmap

CURRENT STAGE

Kettlebread opened a pilot store in May of 2020. Since then, it has expanded its staff from the original 6 to over 30 employees, both full and part-time, and honed its processes earning nearly $1.3MM in its first 22 months.

NEXT PHASE

Kettlebread has been met with limitations due to the small size of its pilot store and plans to relocate its bakery and prep operations, as well as its administrative and training space in order to free up a footprint for an expanded kitchen. Simply put, with an expanded kitchen, Kettlebread will be capable of making more food simultaneously. This will dramatically reduce food production wait times allowing it to meet the demand of customers we lose that are discouraged by longer wait times.

In order to take advantage of the economies of scale achieved with a centralized bakery, prep operation, and training facility, Kettlebread seeks to open a second location of adequate capacity to meet demand. Doing so will create efficiencies in having all locations share a bakery, prep kitchen, and administrative services.

ROAD MAP

Kettlebread was planned as a franchise offering from the onset. With the funds raised through StartEngine, in addition to the expansion described above, Kettlebread will consider a nationwide search for an experienced Director of Franchise Development, after which we may begin franchising in Massachusetts and Connecticut. Neither Massachusetts nor Connecticut are considered "registration states," which means there fewer regulatory obstacles than other states for a new franchisor to overcome.

The Team

Officers and Directors

Name: Edward J. Grimaldi

Edward J. Grimaldi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President / CEO & Executive Chef
  Dates of Service: September 11, 2019 - Present
  Responsibilities: Recruiting, financial management, marketing & social media manager. Currently does not receive a salary. Edward plans on taking a salary of $750 per week in the next few months. The salary will then increase according to benchmarks associated with annual top line sales levels on a 6-month rolling average.

- **Position:** Secretary
  Dates of Service: March 09, 2022 - Present
  Responsibilities: Responsible for making sure that the board members have the proper advice and resources for discharging their fiduciary duties to shareholders under state law as well as recording minutes of the board's actions during board meetings and making sure that they are documented properly. In addition, the secretary shall create agendas for board meetings.

- **Position:** Board Director
  Dates of Service: September 20, 2020 - Present
  Responsibilities: Aiding and advising as a fiduciary of the company.

Other business experience in the past three years:

- **Employer:** Samuels Tavern, LLC d/b/a Samuels Tap & Table at the Basketball Hall of Fame
  Title: Managing Member

Dates of Service: December 16, 2003 - March 16, 2020
Responsibilities: Managed all aspects of overseeing and operating a wholly-owned subsidiary, Samuels Tavern, LLC d/b/a Samuels Tap & Table at the Basketball Hall of Fame

Name: Melissa Veino

Melissa Veino's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President of Training and Compliance & Sous Chef
  Dates of Service: April 01, 2020 - Present
  Responsibilities: Responsible for recruiting, training, and managing all Kettlebread staff. In addition to staff-related responsibilities, Melissa is also in charge of inventory, ordering, and compliance with local health regulatory agencies. Currently does not receive a salary.

- **Position:** Board Director
  Dates of Service: May 01, 2020 - Present
  Responsibilities: Aiding and advising as a fiduciary of the company.

Other business experience in the past three years:

- **Employer:** Samuels Tavern, LLC d/b/a Samuels Tap & Table at the Basketball Hall of Fame
  Title: General Manager / Liquor Manager of Record
  Dates of Service: August 11, 2012 - March 16, 2020
  Responsibilities: At Samuel's, Melissa was in charge of recruiting and training staff, supervisors, and shift managers. She oversaw a team of managers and would also manage the floor herself when necessary. Melissa was also the Liquor License Manager of Record, liaison to the city liquor commission, and primary buyer.

Name: Joseph Rondoletto

Joseph Rondoletto's current primary role is with Northern Logics, Inc.. Joseph Rondoletto currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Design & Marketing
  Dates of Service: September 20, 2020 - Present
  Responsibilities: Joseph is responsible for the design, creation, and management of the company's web presence while also contributing to other design aspects of the business including interior design, computer graphics, and photography.

Currently does not receive a salary.

- **Position:** Board Director
  Dates of Service: September 20, 2020 - Present
  Responsibilities: Aiding and advising as a fiduciary of the company.

Other business experience in the past three years:

- **Employer:** Northern Logics, Inc.
  Title: President
  Dates of Service: January 01, 2000 - Present
  Responsibilities: Joseph is a professional web developer as well as branding and marketing consultant to a wide variety of client businesses.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we," "us," "our," or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the restaurant industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company

performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you would have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company, or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and, therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. However, investors whose subscriptions have already been accepted will already be our investors and will have no such right.

We are an early stage company and have limited revenue and operating history
The Company has a short history. If you are investing in this company, it's because you think that Kettlbread is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property, such as patents, trademarks, copyrights, Internet domain names, and trade secrets, may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. Competitors may be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, the Company's value will likely be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of

enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we cannot enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Melissa Veino	1,350,000	Common Stock	30.0%
Edward J. Grimaldi	2,700,000	Common Stock	60.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 856,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 4,600,000 outstanding.

Voting Rights

1 vote per 1 share. Please see Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

The total amount of Common Stock outstanding includes 100,000 of shares to be issued pursant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with the full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you would have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company, or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 4,500,000
  Use of proceeds: Founders' Shares
  Date: March 10, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for FYE 2021 was $715,584, which was up approximately 74% from 2020 revenue of $411,791. While daily and weekly performance was indeed higher in 2021, operations did not begin in 2020 until mid-May and, therefore, did not include the first 4 and a half months.

Cost of Sales

Cost of sales in 2021 was $515,440, an increase of approximately 57% over 2020 cost of sales of $328,574. The same reason can explain the increase as the increase in revenue. However, the percentage of that cost dropped from approximately 80% in 2020 to 72% in 2021.

Gross Margins

2021 gross profit increased to $200,144 in 2021 from $83,218 in 2020. Again, the increase can be explained by 2020 being a partial year. However, gross margins increased significantly from 20% to 28%, which we attribute to a combination of price increases, workforce consolidation, and efficiencies achieved in our processes.

Expenses

The company's operating expenses consist of, among other things, occupancy costs, improvements, and depreciation on newly capitalized and existing purchases of equipment. Total operating expenses in 2021 increased to $214,917 from $119,460. This is because operations in 2020 began in May and only reflects variable expenses for 8 months rather than a full year as reflected in 2021.

Historical results and cash flows:

The company experienced modest positive cash flow in 2021 of $6,839, which was up from the negative start-up cash flow in 2020 of ($42,847).

We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future. However, 2021 saw Kettlebread invest approximately $26,500 in additional equipment to better meet the volume associated with increasing local demand. This served to decrease the positive cash flow of 2021.

During both fiscal years, 2020 and 2021, Kettlebread operated only 6 days per week with nearly 15 days closed due to COVID scares earlier in 2021. As we move forward into 2022, Kettlebread intends to open 7 days a week, thereby adding a projected minimum of 17% to our top line, and eliminating the need to close for COVID is expected to add an additional 5% to our top line.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of the end of the reporting period, December 31, 2021, the company has $20,948 in cash on hand, and while no other formal lines of credit has been established with the company founders, we stand ready to lend the company up to $30,000 if the need presented itself.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this raise are not critical to company operations. While we always intended to grow as a franchisor, we expected that to take several years and be accomplished with earnings or by borrowing from a commercial lender.

Raising money through equity crowdfunding was only recently introduced to us and, therefore, will simply facilitate reaching certain goals and milestones faster and more easily.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe that our company is viable even without this crowdfunding round. Again, I would restate that funds raised during this funding round are considered a faster way of growing the company vs growth by reinvesting earnings. Of the total funds that our Company has, 98% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Will believe we will be able to operate the company indefinitely with or without this funding round due to the fact that we already consistently meet or exceed our breakeven sales levels. Our current burn rate is roughly $25k.

How long will you be able to operate the company if you raise your maximum funding goal?

We believe we will be able to operate the company indefinitely if we raise our maximum funding goal due to the fact that we already consistently meet or exceed our breakeven sales levels. With a current burn rate is roughly $25k, we antipicate burn rate growing to over $60k in the event of a maximum raise.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

While we cannot rule out the possibility of future funding rounds, we do not currently have plans for this but have founders' capital we can look to utilize if needed.

Indebtedness

- **Creditor:** Judith Grimaldi
  Amount Owed: $45,000.00
  Interest Rate: 7.0%
  Maturity Date: January 01, 2050
  Interest is calculated as simple interest based on a 365 day year, does not begin accruing until January of 2022, and will be paid monthly. There will be no regular monthly principal payments made. The maturity date, the date in which the principal balance will be paid, will be the earlier of either raising in excess of

$1M in investment capital or at a time deemed to be appropriate by the CEO.

- **Creditor:** Joseph Rondoletto
  Amount Owed: $69,928.00
  Interest Rate: 7.0%
  Maturity Date: January 01, 2050
  Interest is calculated as simple interest based on a 365 day year, does not begin accruing until January of 2022, and will be paid monthly. There will be no regular monthly principal payments made. The maturity date, the date in which the principal balance will be paid, will be the earlier of either raising in excess of $1M in investment capital or at a time deemed to be appropriate by the CEO.

- **Creditor:** Edward Grimaldi
  Amount Owed: $13,778.00
  Interest Rate: 7.0%
  Maturity Date: January 01, 2050
  Interest is calculated as simple interest based on a 365 day year, does not begin accruing until January of 2022, and will be paid monthly. There will be no regular monthly principal payments made. The maturity date, the date in which the principal balance will be paid, will be the earlier of either raising in excess of $1M in investment capital or at a time deemed to be appropriate by the CEO.

- **Creditor:** Luso Federal Credit Union
  Amount Owed: $32,997.86
  Interest Rate: 3.75%
  Maturity Date: October 17, 2024

Related Party Transactions

- **Name of Entity:** Judith Grimaldi
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Judith Grimaldi made a loan to the company in the amount of $45,000.00.
  Material Terms: As described under the section titled "Indebtedness"

- **Name of Entity:** Joseph Rondoletto
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Joseph made a loan to the company in the amount of $69,928.
  Material Terms: As described under the section titled "Indebtedness"

- **Name of Entity:** Edward Grimaldi
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Edward Grimaldi covered numerous recoverable expenses on behalf of the company prior to opening the

pilot location. The amount that remains outstanding is $13,778.35
Material Terms: As described under the section titled "Indebtedness"

Valuation

Pre-Money Valuation: $5,625,000.00

Valuation Details:

Since Kettlebread Franchising Corp. is a new parent company and pre-revenue, all valuation factors are based on results, earnings, and multiples derived from its predecessor company and wholly-owned subsidiary, Kettlebread Enterprises, Inc.

Kettlebread Enterprises, Inc. trading as Kettlebread Deli Restaurant of Southwick generated $715K of gross revenue in 2021 without opening on Sunday or offering delivery of any kind. Beginning in late spring of 2022, Kettlebread will assume a 7-day a week schedule and capture the volume we currently miss out on in our existing 6-day week. Conservatively, we believe Sunday will produce average daily sales, which we project would bring revenue to $889K without any modification or expansion to our existing infrastructure or processes.

However, by expanding our facilities in Southwick to reduce debilitating wait times and to meet the portion of existing observable demand that we lose out on daily, we expect to conservatively add 30% in previously lost revenue. We expect this change to increase single-store annual revenue to just over $1.1MM, which is approximately $733 per square foot.

Now, since nearly 80% of Kettlebread's business is takeout, we expect cloud kitchen locations, which will also offer delivery, to meet or exceed the revenue levels of our pilot or other brick-and-mortar locations. Wait times can be significantly reduced in a cloud kitchen model because the entire design is based on execution rather than presentation and aesthetics. We will also include a cloud kitchen model as a franchise opportunity.

Kettlebread Franchising Corporation aspires to open 3-6 additional corporate locations (brick-and-mortar and/or cloud kitchens) within the first 12-18 months.

Therefore, within the first 12-24 months, we anticipate operating between 4-7 corporate locations with a top-line $4.4M-$7.7M.

In addition to operating corporate locations, the company intends to franchise. Franchisees will pay a contemplated $35,000 franchise fee plus a 6% royalty fee on gross sales minus meal taxes. While royalties from franchise sales are used in calculating our valuation, franchise fees will not be considered.

Our goal will be to sell and open between 6 and 10 franchises per year during our first 24 months, with 12-20 franchise locations fully operational by the end of 2024.

Since the value of our IP and technology is subjective, we choose to be conservative by not including those considerations in our valuation. Moreover, since franchise assets are owned by their respective franchises, for the purposes of our valuation, we will include 3X annual royalty income, which in the first 36 months is anticipated to exceed $720K - $1.2M per year, to our valuation.

After 24-36 Months

• 4-7 Corporate Brick-And-Mortar / Cloud Kitchen Locations

• 12-20 Franchised Brick-And-Mortar / Cloud Kitchen Locations

Corporate Stores Value Based On 1 Year Revenue $4M-$7M

Franchise Network Value Based on 3X Royalties $2.1M-$3.6M

Valuation Range $6.1M-$10.6M

Final Internal Valuation: $5,625,000.00

Our final valuation results from our desire to come in below the lower bound of our valuation logic and accommodate an attractive share price easily divisible by the goals of our raise.

Kettlebread Franchise Corp. set its valuation internally without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation we have not assumed that any shares reserved for issuance under a company incentive plan are issued.

Kettlebread Franchise Corp. only has one class of stock and no preferred stock, outstanding options, warrants or other securities with a right to acquire shares.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Service Fees*
  96.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Operations*
  60.0%
  We will be centralizing our bakery, prep, and training operation to more affordable non-prime real estate, expanding the kitchen in our pilot store, and building a second store location. By having multiple stores benefit from centralized services, all will benefit from reduced labor and occupancy expenses.

- *Marketing*
  10.0%
  We will begin franchising, which involves marketing and promotion. Funds will pay for print collateral, print and online marketing, as well as exhibitions at regional and national franchise shows.

- *Company Employment*
  10.0%
  We are seeking to hire a Director of Franchise Development. Funds raised will help offset the cost of national advertising and relocation of the successful candidate as well as compensation.

- *Working Capital*
  10.0%
  The balance of the raise will be used for contingencies that may arise from other efforts.

- *Inventory*
  6.5%
  One of the great benefits of growing the company is the ability to buy supplies, particularly paper supplies, in bulk. Kettlebread is a very paper-intensive experience and paper represents up to 4% of our unadjusted gross. Any achievable saving by purchasing larger quantities will benefit all locations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.kettlebread.com/ (https://www.kettlebread.com/invest/portal/annualreport/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/kettlebread

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Kettlebread Franchising Corporation

[See attached]

Kettlebread Franchising Corporation (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Kettlebread Franchising Corporation

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 25, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	20,948	14,110
Accounts Receivable	475	658
Inventory	21,969	-
Total Current Assets	43,392	14,767
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	117,890	128,169
Security Deposits	1,200	1,200
Total Non-Current Assets	119,090	129,369
TOTAL ASSETS	162,483	144,137
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	13,964	24,658
Sales Tax Payable	6,012	3,713
Other Liabilities	20,634	13,054
Total Current Liabilities	40,610	41,424
Long-term Liabilities		
Notes Payable	36,018	46,500
Notes Payable - Relates Parties	128,706	89,143
Total Long-Term Liabilities	164,724	135,643
TOTAL LIABILITIES	205,334	177,068
EQUITY		
Common Stock	1,000	1,000
Additional Paid-In Capital	10,000	10,000
Accumulated Deficit	(53,851)	(43,931)
Total Equity	(42,851)	(32,931)
TOTAL LIABILITIES AND EQUITY	162,483	144,137

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	715,584	411,791
Cost of Revenue	515,440	328,574
Gross Profit	200,144	83,218
Operating Expenses		
Advertising and Marketing	-	-
General and Administrative	165,645	87,751
Rent and Lease	18,000	15,447
Depreciation	31,272	16,262
Total Operating Expenses	214,917	119,460
Operating Income (loss)	(14,773)	(36,243)
Other Expense		
Other	1,084	153
Total Other Expense	1,084	153
Provision for Income Tax	-	-
Net Income (loss)	(13,689)	(36,090)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(13,689)	(36,090)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	31,272	16,262
Accounts Payable	(4,903)	27,555
Sales Tax Payable	2,299	3,713
Inventory	(21,969)	-
Other	5,741	3,932
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	12,440	51,462
Net Cash provided by (used in) Operating Activities	(1,249)	15,373
INVESTING ACTIVITIES		
Equipment	(20,746)	(42,876)
Furniture & Fixtures	(247)	(4,397)
Leasehold Improvements	-	(13,394)
Architecture	-	(1,000)
Net Cash provided by (used by) Investing Activities	(20,993)	(61,667)
FINANCING ACTIVITIES		
Additional Paid-In Capital	-	10,000
Debt Issuances	45,000	-
Notes Payable - Related Party	(5,437)	947
Notes Payable	(10,482)	(7,500)
Net Cash provided by (used in) Financing Activities	29,081	3,447
Cash at the beginning of period	14,109	56,956
Net Cash increase (decrease) for period	6,839	(42,847)
Cash at end of period	20,949	14,109

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2020	1,000,000	1,000	10,000	(7,841)	3,159
Issuance of Common Stock		-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-		-	(36,090)	(36,090)
Ending Balance 12/31/2020	1,000,000	1,000	10,000	(43,931)	(32,931)
Issuance of Common Stock		-	-	-	-
Prior Period Adjustment	-	-	-	3,769	3,769
Net Income (Loss)	-		-	(13,689)	(13,689)
Ending Balance 12/31/2021	1,000,000	1,000	10,000	(53,851)	(42,851)

Kettlebread Franchising Corporation
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Kettlebread Franchising Corporation ("the Company") was formed in Delaware on March 10th, 2022 and became the sole owner of Kettlebread Enterprises Inc. on April 4rth, 2022. Kettlebread Enterprises Inc. runs a moderately priced, fast-casual sandwich shop serving uniquely styled hot sandwiches made with its signature kettle-cooked bread. At the center of Kettlebread's concept are its house-made, from-scratch sandwich buns, which we call Kettlebread and is baked fresh daily using a novel three-day fermentation and baking process.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities. The Company was not organized for the years presented. The financials herein represent the financials of the Company's wholly-owned subsidiary, Kettlebread Enterprises Inc.

<u>Basis of Consolidation</u>

The financials of the Company include its wholly-owned subsidiary, Kettlebread Enterprises Inc.

<u>Use of Estimates and Assumptions</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues by selling sandwiches to customers. All revenue is recognized at the time of sale.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**Cost**	**Accumulated Depreciation**	**Disposals**	**Book Value as of 12/31/21**
Furniture	7	572	222	-	350
Leasehold Improvements	17	47,121	6,832	-	40,289
Machinery & Equipment	7	122,285	45,034	-	77,251
Grant Total	-	169,978	52,088	-	117,890

Rent Security Deposit

Rent Security Deposit relates to the required security deposit made in accordance with the a 5-year lease entered into in September of 2019.

Accounts Payable

The Company's payables primarily consist of balances due to various food companies and services and one disposal company. The Company is paying its vendors within a reasonable time after the payable is incurred.

Other Asset

Other Asset related to a prepaid payroll amount.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees, office supplies, utilities, travel, and other miscellaneous expenses.

Rent and Lease

Rent and Lease costs relate to payments made regarding a 5-year lease entered into in September of 2019.

Depreciation

Depreciation expense was calculated using the straight-line method in depreciating Furniture, Equipment, and Leasehold Improvements.

Equity based compensation

The Company currently does not have any equity-based compensation plan.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2021, the Company had outstanding loans payable in the amount of $69,928 and $13,778 for funds from the director/shareholder and CEO, respectively, for the initial build out prior to opening in 2019. The amounts are due at the CEO's discretion and accrue simple interest of 7% starting in fiscal year 2022.

The Company had an outstanding loan payable in the amount of $45,000 for funds provided in 2021 from the CEO's mother. The amount is due at the CEO's discretion and accrues simple interest of 7% starting in fiscal year 2022.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

See Note 3 for related party loans.

The Company has outstanding a loan payable $36,018.02 due to a credit union. The interest rate on the loan is 3.75% with a maturity date of December of 2024.

Debt Principal Maturities 5 Years Subsequent to 2021	
Year	**Amount**
2022	139,691
2023	11,403
2024	13,630
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

See Note 7 for equity information related to the Company and their wholly-owned subsidiary.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 25, 2022, the date these financial statements were available to be issued.

The Company was formed in Delaware on March 10th, 2022 and became the sole owner of Kettlebread Enterprises Inc., on April 4th, 2022. As of March 10th, 2022, the Company had 10,000,000 of common shares with a par value of $0.0001 per share with 9,000,000 shares issued and outstanding as of the date of these financials.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Kettlebread Franchising Corporation

Suspiciously Awesome Sandwiches


kettlebread
deli

Website   Southwick, MA   FOOD & BEVERAGE

Kettlebread Deli Restaurant is a uniquely-styled premium fast-casual sandwich shop that believes it is ripe for expansion and franchising as an iconic national brand. Our mission is to ride the wave of the growing fast-casual dining market while introducing our suspiciously awesome and all-natural specialty sandwiches, house-made soups and chowders, and chef-inspired salads to people across Southern New England and eventually coast to coast.

$0.00 raised

0 Investors	$5.63M Valuation
$1.25 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Kettlebread was designed with franchising and scalability in mind - The Kettlebread system of operations is highly scalable, and its processes are highly transferable. These are two of the most important characteristics of a successful franchise system, which is Kettlebread's "North Star" and most ambitious short-term objective.
- Limited service fast-casual dining is growing - Kettlebread Deli falls squarely in the fast-casual industry market segment, and Allied Market Research estimates the fast-casual restaurant market was valued at $125.6 billion in 2019 and is expected to reach $209.1 billion by 2027, registering a compound annual growth rate (CAGR) of 10.6% from 2021 to 2027. The burger/sandwich segment led in terms of fast-casual restaurant market share in 2019 and is expected to retain its dominance throughout the forecast period.*
- Solving the retention problem in a high turn over business - The management team and founders of Kettlebread know that the success of any fast-casual restaurant is as beholden to the quality of its people and employee satisfaction as product quality. Kettlebread's strategy is to offer higher value through superior products at higher price points. In doing so, Kettlebread can offer its employees a very competitive wage while providing "career caliber" benefits that make high turnover a thing of the past.

*Information from Cision (source)

Suspiciously Awesome Sandwiches

It's not just a slogan. It's feedback! And who better to provide feedback than customers? Kettlebread is so unique and uncommonly flavorful, that customers have called it suspiciously awesome! And that comes as no surprise because Kettlebread is made in such an unusual way, we've applied for a patent to further protect our closely guarded bread-making process.


KETTLEBREAD LOAVES
Baked Fresh Daily
In the world of bread, Kettlebread is a hybrid of two bakery titans, sourdough and ciabatta, and is so awesome, an entire restaurant was built around it.

Needless to say - Kettlebread is special. It captures the essence of two of our family's favorites breads, which are ciabatta and sourdough.

Our unique patent-pending dough making process, similar to using a sourdough starter, but fermented for days, not hours, carries forward and builds the full depth of flavor from one batch to the next, and our recipe, techniques, and baking method renders the chewy yet airy texture that ciabatta lovers crave.


That's why we bake our own oven-fresh artisan kettle loaves ourselves...
every single day.

We don't delegate to anyone what we consider to be our biggest responsibility, a cornerstone to what makes Kettlebread so wonderful and unique. We toil over our bread from dough to loaf so that the success of our sandwiches remains in our control at all times resting squarely on our own efforts.



But it's not just the bread. All of our recipes are scratch-made. From our signature peppercorn roast beef to our Kettle House chocolate chip cookies, or from our hot bold chowders to special dressings and sauces. It's not the easiest way to operate a restaurant, but it's the best way.

Cafe Style Dining

When you bake bread for a living, it's easy for the restaurant to become your home away from home. With that in mind, our guests are just that... guests... visiting us in our home, and we believe they should feel that way every time they stop by.


kettlebread
deli

That’s why our dining room and service counters are designed and appointed to leave every one of our guests feeling uncommonly welcome… even wanting to stay and hang out when they’ve finished!

To achieve this, Kettlebread was designed with the community in mind, with comfortable seating and decor that tips its hat to the local town’s style and feel. As an added convenience, we provide ample A/C power and USB charging ports near every table, Atmosphere TV, and plenty of room to just relax and enjoy lunch or dinner. Definitely a great vibe!

And when it comes to Kettlebread’s service infrastructure, everything has been designed to make the process easier. Everything from inventory to baking to serving has been streamlined to best serve our customers and staff alike.

Technology

According to FastCasual.com, restaurateurs are called to keep customers happy by using the latest technology available. This has become an imperative for restaurants seeking to compete. CEO, Edward Grimaldi feels he has been preparing his entire life to answer this call.

As a former Director of IT, software developer, and technology consultant, Grimaldi brings extensive experience in IT process development and is uniquely qualified to develop precisely what Kettlebread needs to compete in today’s emerging tech-heavy restaurant landscape.


CREATED WITH GROWTH IN MIND

> *Before venturing into the restaurant industry, I worked as an independent software developer and IT consultant.*
>
> *My focus was on supply chain software and database engineering. In drawing upon that experience and core competency, I have created an entire IT ecosystem for Kettlebread with an enterprise scope.*
>
> Kettlebread President, CEO, Executive Chef, Edward Grimaldi

The Kettlebread proprietary IT ecosystem currently includes...

- Menu engineering and product price analysis
- Vendor bid acquisition and tracking to ensure the most competitive pricing on ingredients and supplies
- Inventory management
- Time and attendance
- Human resources and scheduling
- Kitchen Display System
- Point of Sale terminals
- Digital interior menus
- Our dynamic website
- Employee Portal App
- Web App for online ordering

THE PROBLEM

Here to solve two major industry issues

A new age of crowd hesitancy has created a heightened sense of health and proximity when dining out. According to Morning Consult, an award winning decision intelligence company, despite a supposed 'return to normal' and vaccine availability, 24% of adults remain hesitant to dine in and are creating new habits as the "new normal" evolves, which does not bode well for crowded full-service higher-end dining alternatives (source).



COVID'S LASTING IMPACT ON RESTAURANTS
24%
of people remain reluctant to dine out
Which means a high quality take out experience is needed in the space

Not to mention the rising cost of labor in states like Massachusetts with increasing minimum wage levels that are often twice the national average (source, source, source). Regulations are making, and will continue to make, the traditional quick-serve and fast-casual models either pass along higher prices for an already mediocre product, reduce quality, reduce portion sizes, or all of the above; none of which create a better experience for the consumer.

THE SOLUTION

Offering a fast-casual dining alternative that delivers a high-quality specialty menu

By focusing on an upscale product within a take-out-dominant model, featuring a "boxed lunch" presentation style, Kettlebread has responded to the need for a high-quality specialty food experience without the need to dine in.



HIGH QUALITY MEALS
Whether You Dine In Or Take It To-Go

Additionally, as the minimum wage increases (which it has already had in 29 states throughout the US) traditional quick-serve business models will have tremendous difficulty keeping labor costs at or within well-healed industry standards (30%-35%) (source). **We have answered this impending dilemma by curating a much higher quality menu of distinctly higher value products. This, in turn, justifies higher price points, which support higher wages and protects margins**. It is this very thinking that is the basis for our three guiding principles.



THREE GUIDING PRINCIPLES:
1 Make an awesome product.
2 Don't be afraid to charge for a superior quality product.
3 Share your success with those making it happen.

The superior product and justifiably higher prices translate to more gross profit - allowing us to justify the higher wages of $15.00-$18.00 per hour we currently pay and the meaningful benefits package we provide. We offer our employees what we consider to be "career quality" benefits including insurance, 401k, paid time off, paid vacations, bonuses, and of course free Kettlebread!

THE RESULT

- An extremely low turnover in an otherwise high turnover industry
- A far superior product than our competition for our customers
- Higher profits for the company

In short—
win. win. win.

In January of 2021, the Bureau for Labor Statistics announced that the turnover rate for the hospitality industry reached a whopping 130.7% in 2020, compared to 78.9% in 2019. Naturally, the pandemic exacerbated this sharp increase (source).

However, in contrast to that, our recruiting, onboarding, and retention strategies during the same period, dealing with the effects of the same pandemic, resulted in just 32.7% turnover, and we hadn't yet implemented our killer benefits package, which we began rolling out in November of 2021.

Since that time, Kettlebread has enjoyed a turnover rate of just 22.1 percent! That's nearly 4 times better than the industry ***pre-pandemic*** average.

Moreover, despite paying higher wages and a higher payroll burden, the quality of staff we've been able to attract and retain is so experienced and efficient, we were able to reduce our staff size to roughly 24, making our aggressive strategy virtually revenue neutral.

The Bread

At the center of Kettlebread's concept is its house-made, from-scratch sandwich bread, which we bake fresh daily using our closely guarded patent-pending 3-day cold fermentation and baking process.



OUR WINNING RECIPE

Every batch of Kettlebread dough is made with a portion of the previous batch folded into it...

This creates unmistakable flavor that customers find irresistible

Every batch of Kettlebread dough is made with a portion of the previous batch folded into it, making every batch a true descendant of the one before. Like sourdough, this creates an unmistakable flavor profile that is irresistible. Customers also respond to the charm in knowing that in every bite of our mouth-watering Kettlebread, there's an exponentially small portion of every batch of dough we've ever made! This includes the very first, which we call the **Genesis Batch**. The ancestral Genesis batch dates back nearly a year before we even opened. All future Kettlebread restaurants will start their first batch with a starter that has descended from that very special Genesis Batch, allowing new locations to hit the ground with the full flavor and impact as our pilot store.

THE MARKET

The fast-casual restaurant market is growing fast

According to a report put out by the US Department of Agrigulture in 2021, "Limited-Service" dining, which includes fast-casual dining, has been the fastest growing restaurant market segment on average since 2004 while "Full-Service" and "All Other" outlet types have remained stagnant or seen declines (source).


Significant Growth In Limited Service Dining
United States Department of Agriculture
2002
2005
2008
2011
2014
2017
2020
Limited Service
Full Service
All Other

With this in mind, we are committed to leveraging this impressive momentum.

Our ethos at Kettlebread is to create and serve only the finest versions of any sandwich we put on our menu - but more importantly, to not be afraid to charge a fair price for the added value and higher quality ingredients needed to do so.

Allied Market Research estimates the fast-casual restaurant market space is valued at $125.6 billion in 2019 and is expected to reach $209.1 billion by 2027, registering a compound annual growth rate (CAGR) of 10.6% from 2021 to 2027. The burger/sandwich segment led in terms of fast-casual restaurant market share in 2019 and is expected to retain its dominance throughout the forecast period (source).

TouchBistro, a prominent restaurant POS system provider, reported that the average order value of a fast-casual restaurant was $12 (source). Kettlebread comes in at $15.65 for an average meal, slightly higher than the top end of this range. This additional value, and the higher margins associated with that, are what enable us to pay higher-than-industry wages without infringing on bottom line profits.

To that end, since July of 2020, we have maintained our Prime Cost ratio objective, which is the combination of labor and cost of goods sold divided by revenue, at 62%, which is comfortably within the sustainable industry "sweet spot" of 55%-65%.


KETTLEBREAD: ABOVE AVERAGE
Fast-casual A.O.V. 2020
$7-$15.10
Kettlebread A.O.V. 2020
$15.65

Our Most Expensive Sandwich is Our Most Popular

Sometimes the proof is in the pudding. But for us, it's in the steak, because a perfect example of these values in action is our Cattleman Steak & Cheese. Unlike cheesesteak sandwiches you can find just about anywhere, Kettlebread brings in fresh, never-frozen, fine steak-house caliber USDA Choice New York Strip and butchers it by hand, in-house, every day. Seasoned with our own special steak seasoning and smothered in cheese, this masterpiece has quickly become our flagship sandwich. Boasting over 5½ oz of freshly cut New York Strip steak and another 2oz of molten American cheese, our Cattleman Steak & Cheese is not only our most popular sandwich (outselling the rest 2:1) but it's also our most expensive with the highest gross profit.


FLAGSHIP SANDWICH
Cattlemen Steak & Cheese
5.5 Oz
freshly cut steak
2 Oz
molten cheese

Again, we stand firm in the belief that our model demonstrates. People recognize value when they experience it and are willing to pay a premium to get it.

Still, there is something we believe our competition will ***never*** have, and that is our novel bread. Baked fresh every day with all-natural, non-GMO ingredients with absolutely no preservatives, Kettlebread is a high-rising, deceivingly light, soft, and chewy cross between ciabatta and sourdough bread with a bold sourdough flavor profile.

However, one of the less obvious reasons for the craveable nature of our food is, quite literally a secret sauce that we call Kettle Kreme Sandwich Sauce. This savory condiment is a unique garlic aioli that we make from scratch and use in our most popular sandwich recipes.


Kettlebread is a high-rising, deceivingly light, soft, and chewy cross between ciabatta and sourdough bread.

OUR TRACTION

On the rise since the height of the pandemic

Kettlebread opened its pilot store in May of 2020 (height of the pandemic) with six employees (which included founders) and an objective of generating $1000 - $1200 per day in revenue.



We didn't know we had it in us!

After selling out of food on our first day, word traveled fast! In fact, we sold out of food due to the higher-than-expected volume and had to close early each day of our first week, so we quickly made important changes, hired and trained more staff, and improved our processes to increase capacity. Within 3 short weeks, our crew grew to over thirty employees (not including founders) and our daily sales grew to over $2500 per day.

In mid-June of 2020, we completed the first phase of our online ordering system and our Kettle Club rewards program. By September of 2020, our online sales grew to represent over 20% of our total order volume and have since grown to over 35%, which is close to overtaking inbound telephone orders. We have accomplished this without any third-party software or expensive revenue-sharing delivery services.

Today, in less than 2 years, we have acquired over 8000 card-carrying loyalty club members spanning Southwestern Massachusetts and Northern Connecticut.


KETTLEBREAD IS THE
BREAD WINNER
Sold out of food each day of our first week open (during pandemic)
Team grew 7.5X in first 3 weeks to meet customer demand
Daily sales hit 2-4X sales goal within first 3 weeks

We quickly found ourselves outgrowing our pilot location due to the unanticipated level of popularity of our food, just how quickly word spread, and the volume that accompanied that.

While seemingly a good problem to have, demand for Kettlebread continues to create extraordinarily, albeit unavoidable, long wait times that sometimes reach an hour and a half or more!

Understandably, ordering drops off dramatically once wait times reach 30 to 40 minutes, however, even when faced with long wait times, a meaningful amount of people will ***still order*** knowing how long it may take before we can even begin making their food. It's somewhat absurd to think that a sandwich is so special that it's worth waiting over an hour for - but it's been known to happen elsewhere in the restaurant industry and our customers do it every day. Therefore, we feel we're in pretty good company!

WHY INVEST

We designed Kettlebread from the ground up to be a scalable operation

We intend to take a measured and deliberate approach to expansion with a priority of breaking ground on our first corporate expansion store or cloud kitchen in mid-to-late 2022. However, newly launched locations will benefit from what we've already learned and be designed and built with far greater production capacity.

We believe that investment in expanding kitchen capacity will slash wait times in half or more. By our estimates, the volume we could recover by being able to accommodate people who don't have time to wait during peak hours would translate into 30% in new sales.


kettlebread
deli
RESTAURANT
After that, our goal will be to open 2-4 new stores per year, or...
6-12 stores operating within 36 months.

We anticipate having between 4-7 corporate locations operating within the 36 months.

Simultaneously in 2022, to achieve economies of scale and the benefits of bulk purchasing, we will build a centralized bakery, prep kitchen, and corporate office to be situated in far less expensive non-retail industrial flex space. This will free up precious square footage in our pilot location for the expansion of the kitchen. Also, from this centralized facility, we can service multiple regional locations including both corporate stores and franchises.

This strategy will minimize occupancy costs across all locations and allow us to achieve greater production efficiencies, consolidate vendor orders, reduce restaurant paper costs and other related expenses through buying in bulk for multiple stores, reduce labor costs, and better prepare us to support regional franchise locations as they open.

By the end of 2022, we would also like to begin a nationwide search to recruit an experienced Director of Franchise Sales to round out our management team and shepherd our growth as a franchising company. We will be looking for someone with several years of experience promoting and selling franchises for a large chain. By the end of 2023, in addition to adding new corporate-owned locations, our goal is to execute 4-6 franchise agreements with openings planned for 2023 and 2024.

Kettlebread Deli Restaurant has already established itself as a formidable brand in Western Massachusetts. We've gained over 8000 opted-in Kettle Club loyalty cardholders in less than 19 months, thousands of social media followers, and stellar reviews, which include 4.7 stars on Yelp, 4.8 stars on Google, and an impressive 4.9 stars on Facebook. By achieving all of this, we've generated over $1.25 million in sales. Moreover, we accomplished all that ***despite the pandemic and without spending a single penny on advertising.***

Just imagine!


5/2019
The Brand
Kettlebread's acronym KB had "brand" written all over it, so we design it deliberately to double as an easily identifiable social media avatar.
9/2019
Ground Zero Identified
After months of looking for the ideal location for our pilot store, we decide on an old but charming building in the center of Southwick, MA.
3/2020
COVID19 Hits!
In March of 2020, the Governor declares a medical state of emergency requiring us to rethink if and how to open. But it'll take more than a global pandemic to keep us down.
5/2020
Open yet Closed?
No ribbon cuttings when forced to keep your doors closed, but defiant in the face of adversity, Kettlebread opens as a cloud kitchen. The first premium sandwiches are served for curbside pick up only.
5/2020
Online Ordering Launches
In order to remain viable, Kettlebread builds and launches its proprietary online ordering system to facilitate its role as a cloud kitchen during the nationwide crisis.
6/2020
Indoor Dining Opened!
After a 3-month state-wide ban on indoor dining, restaurants are allowed to partially reopen their doors. Kettlebread opens at half capacity, and the public gets their first glimpse of the interior.
8/2020
Volume!
Facing heavy volume and long wait times, Kettlebread invests in more equipment, improves processes, and best of all...hires more crew! Crew size increases by over 5X to 32 on staff.
10/2020
Westfield Lifestyle Interview
The monthly magazine, Westfield Lifestyle, interviews the founders and gives us additional exposure in a nearby community.
4/2021
5000 Kettle Club Members
Kettlebread reaches 5000 opt-in loyalty card holders, customers who earn valuable points for everything they order.
6/2021
KB Catering Launches
Kettlebread launches its Boxed Lunch Catering program with its first large corporate event of 150 guests. There's no better way of getting the word than a well-executed catering event!
9/2021
Gluten Free Kettlebread
Kettlebread develops and tests its first gluten-free recipe and introduces it to a small sample of customers. Seeing their reactions convince us this needs to happen. Coming in the Spring of 2022.
10/2021
One Million In Sales
After less than 17 months in the thick of a global pandemic, Kettlebread generates over $1,000,000 in sales.
1/2022
8000 Kettle Club Members
Another milestone reach as our Kettle Club grows to over 8000 card-carrying members with hundreds more joining every month! We're gonna need a bigger oven!
3/2022
Patent Application Filed
Kettlebread files for a provisional patent on its complicated high-rising sourdough bread making process.
3/2022
Franchising Corp Formed
Kettlebread Franchising Corporation is formed and acquires Kettlebread Enterprises, Inc. d/b/a Kettlebread Deli of Southwick as well as all of its IP.
4/2022
Gluten Free Bread Launches!
After a long wait entailing tireless testing and customer trials, Kettlebread launches its gluten free bread option!
5/2022
Launched on StartEngine
Now YOU can own a part of our company!

In the Press

Westfield Lifestyle

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Meet Our Team



Edward J. Grimaldi

President / CEO, Executive Chef, Secretary & Board Director

Edward Grimaldi brings with him over 25 years of business experience, the last eighteen of which being an award-winning restauranteur. From 2008 until 2020, Grimaldi was the owner and operator of one of the largest privately-owned restaurants in the country, Samuel's Tap & Table, which was located within the prestigious Basketball Hall of Fame in Springfield, Massachusetts. There he led a team of over 125 employees in consistently generating millions in annual sales.

Grimaldi has extensive experience in recruiting and is the author of Lock & Load Recruiting, a book on successfully recruiting, onboarding, and retaining staff in high turnover industries. Grimaldi was also involved with training, and managing a large restaurant staff as well as recruiting, training, and overseeing effective restaurant managers.

Grimaldi also spent several years as a successful software developer, Microsoft Certified Systems Engineer, and IT consultant. He has channeled these skills over the past 3 years and has developed Kettlebread's vast IT ecosystem, which is instrumental to the successful operation of today's fast-casual restaurant.

This valuable suite of integrated tools, which is highly tailored to the operation of a Kettlebread Deli restaurant, includes recipe design & menu engineering, kitchen and inventory management, human resource management and scheduling, the company's dynamic website, online menus, online ordering, in-store digital menus, sales and prep level forecasting, and general restaurant management. He also benefits from a vast network of local and national suppliers and distributors with which he enjoys strong ongoing relationships.

By combining his culinary and restaurant management experience with advanced IT and software development skills, Grimaldi seeks to further position Kettlebread as a strong competitor in the evolution of modern dining out.



Melissa Veino

Vice President of Training and Compliance, Sous Chef & Board Director

Melissa Veino has over 15 years of experience as the General Manager of a high-volume resort-style restaurant, was responsible for all restaurant operations, and has worked with Edward Grimaldi for all of them.

As the General Manager of Grimaldi's operation at the Basketball Hall of Fame, Veino mastered and was responsible for all facets of recruiting, onboarding, training, and management of every position in the restaurant, as well as training and overseeing an award-winning team of shift supervisors.

Veino also has experience in inventory management and process development, critical to the success of any restaurant. She is the lynchpin of daily operations at Kettlebread Deli of Southwick and has used her skills to usher in a successful opening and successful ramp-up of our pilot location.

Melissa will use her years of experience to help grow the Kettlebread team by continuing her work as a skilled recruiter and trainer, training new franchisees on store operation, and heading up compliance efforts throughout the growing organization.



Joseph Rondoletto

Director of Design & Marketing / Board Director

Mr. Rondoletto, Kettlebread's primary lead investor, has over 20 years of experience in corporate branding and organizational development.

As the President of NorthernLogics LLC, a successful graphic design, media, and web development firm, Rondoletto has helped hundreds of clients develop brands, tailor e-commerce solutions, and develop processes to support their sales objectives.

Six years ago, after observing the success of Grimaldi's operation at the Basketball Hall of Fame, Mr. Rondoletto turned his attention to learning the restaurant industry. Immersing himself in the business, he apprenticed with Grimaldi to learn the industry prior to investing. Since then Rondoletto has been the lead developer in Kettlebread.com, designing the company brand, and marks, as well as all POP material and store interior design.

As a board member and advisor, Rondoletto will provide guidance and oversight for matters related to organizational development, social media presence, and the e-commerce initiatives so vital to any successful restaurant in today's market landscape.

Offering Summary

Company	:	Kettlebread Franchising Corporation
Corporate Address	:	491 College Highway, Southwick, MA 01077
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	8,000
Maximum Number of Shares Offered	:	856,000
Price per Share	:	$1.25
Pre-Money Valuation	:	$5,625,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based:

Friends and Family Early Birds

Invest within the first 3 days and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within days 4-10 and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within days 11-24 and receive an additional 10% bonus shares.

Amount-Based:

$250 | Bronze Kettle Investor

Invest $250 or more and receive a $25 Kettlebread Gift Card + access to special discount codes and promotions.

$500 | Silver Kettle Investor

Invest $500 or more and receive 5% bonus shares + $75 Kettlebread Gift Card + **"Suspiciously Awesome"** sports tee + special discount codes and promotions.

$1,000 | Gold Kettle Investor

Invest $1,000 or more and receive 7% bonus shares + $100 Kettlebread Gift Card + **"Suspiciously Awesome"** hoodie + access to special discount codes and promotions.

$2,500 | Platinum Kettle Investor

Invest $2,500 or more and receive 10% bonus shares + $150 Kettlebread Gift Card + **"Suspiciously Awesome"** limited edition track jacket + access to special discount codes and promotions.

$5,000 | Diamond Kettle Investor

Invest $5,000 or more and receive 12% bonus shares + $150 Kettlebread Gift Card + **"Suspiciously Awesome"** limited edition track jacket + one year (non transferable) 25% discount (up to $1,000 net) + access to special discount codes and promotions.

$10,000 | Black Kettle Investor

Invest $10,000 or more and receive 15% bonus shares + $150 Kettlebread Gift Card + **"Suspiciously Awesome"** limited edition track jacket + one year (non transferable) 50% discount (up to $1,000 net) + access to special discount codes and promotions.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Kettlebread Franchising Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

This steak was butchered in-house.

This produce was grown locally and cut by hand.

And this bread?

THIS. IS. KETTLEBREAD.

The chewiest... the most flavorful one-of-a-kind bread civilized world has ever known.

That's because Kettlebread is a unique hybrid of two bakery favorites... flavorful sourdough and chewy ciabatta, and we make it fresh, every day, using our special patent-pending process that takes DAYS to make, not hours. And like sourdough, a portion of every batch of our special Kettlebread dough is kept and added to the next batch. Not only does this carry forward the rich depth of flavor Kettlebread has become known for, but with every mouthwatering bite of Kettlebread, you literally bite into every ancestral batch that came before it... all the way back to what we call the Genesis Batch dating back years!

But the best part? This incredible food is made fresh, by hand, from scratch, every day.

Kettlebread Deli Restaurant is the modest little sandwich shop with a bold steakhouse attitude.

Our mission: to become the first national fast-casual specialty sandwich chain, where everything is so fresh, that the menu and ingredients feel more like fine dining than fast food.

Like USDA Choice New York Strip steak butchered in-house. Or sliders made with our own custom blend of brisket, sirloin, and chuck. Or hand-cut farm-to-table produce.

And there's a reason this is so important.

According to the National Restaurant Association, the growth of fast-casual dining has outshined both full-service and fast food since the early 2000s. And as we emerge from the pandemic, experts agree that fast-casual dining is positioned for even more significant growth. With a market valued at 125 billion dollars in 2019, fast-casual dining is expected to reach over 209 billion by 2027, with a staggering compound annual growth rate of 10.6%. And guess what leads this leading segment?

That's right. Sandwiches and burgers! And according to a report by Allied Market Research, sandwiches are expected to retain their dominance throughout this growth period.

That's the opportunity Kettlebread intends to capture. We believe there's a remarkable opportunity in the fast-casual dining space for an exciting new craveable lunch alternative to meet this rapidly expanding national appetite for high-quality dining to go. And we're already on our way!

Kettlebread opened its pilot store in May of 2020. Since then, we've served over 100,000 specialty sandwiches alone to tens of thousands of customers. And doing that, we've generated over one and a quarter-million dollars in sales, despite the pandemic.

Oh... and that was without spending a dime on advertising. Not one penny.

Word of mouth and free social media alone has made Kettlebread a Western Mass favorite with over 8000 card-carrying loyalty program members, thousands of followers on social media, and hundreds more signing up every month.

Just check out the reviews!

Hundreds of online reviews have Kettlebread with a 4.7 stars rating on Yelp, 4.8 on Goggle, and a whopping 4.9 on Facebook.

We believe Kettlebread is ready to take the next step and plan to open brick & mortar and cloud kitchens throughout Western Mass as well as franchising beyond New England and across the country.

And we've got just the team to do it!

Kettlebread was founded and is led by award-winning industry experts, celebrated restaurant veterans, and organizational development pros who know how to build a company.

With your help, Kettlebread is ready to grow.

We'll be using the funds we raise on StartEngine to fuel our plans for expansion, build a team of franchising professionals, and spread the word about Kettlebread.

And... who knows... maybe we'll even advertise a little... Just to say we did.

So, if you want to be part of one of the fastest-growing segments in the restaurant industry while introducing our suspiciously awesome food across the country, invest in Kettlebread on the StartEngine platform today.

Until then... stay awesome.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.